UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 8-K

 __________________

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 1, 2020

__________________

DIME COMMUNITY BANCSHARES, INC.

(Exact name of the registrant as specified in its charter)

__________________

Delaware	000-27782	11-3297463
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

300 Cadman Plaza West, 8th Floor
Brooklyn, New York	11201
(Address of principal executive offices)	(Zip Code)

(718) 782-6200

(Registrant’s telephone number)

N/A

(Former name or former address, if changed since last report)

__________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	DCOM	The Nasdaq Stock Market, LLC
Preferred Stock, $0.01 Par Value	DCOMP	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On July 1, 2020, Dime Community Bancshares, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bridge Bancorp, Inc. (“Bridge Bancorp”). The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, the Company will merge with and into Bridge Bancorp (the “Merger”), with Bridge Bancorp as the surviving corporation under the name “Dime Community Bancshares, Inc.” (the “Surviving Corporation”). The Surviving Corporation will be headquartered in Hauppauge, New York, and will have a corporate office located in New York, New York. At the effective time of the Merger (the “Effective Time”), each outstanding share of Company common stock, par value $0.01 per share (the “Company Common Stock”), will be converted into the right to receive 0.648 shares (the “Exchange Ratio”) of Bridge Bancorp common stock, par value $0.01 per share (the “Bridge Bancorp Common Stock”) (hereinafter referred to as the “Merger Consideration”).

At the Effective Time, each outstanding option granted by the Company to purchase shares of Company Common Stock under the Company’s stock incentive plans (the “Company Stock Options”), whether vested or unvested, will automatically vest and be converted into the right to purchase shares of Bridge Bancorp Common Stock equal to the product (rounded down to the nearest whole number) of the number of shares of Company Common Stock subject to the Company Stock Option and the Exchange Ratio (a “Converted Stock Option”), and the exercise price for each Converted Stock Option will be the exercise price per share of Company Common Stock subject to the Company Stock Option divided by the Exchange Ratio (rounded up to the nearest whole cent). At the Effective Time, each outstanding option granted by Bridge Bancorp to purchase shares of Bridge Bancorp Common Stock will remain outstanding with the same exercise price and will not be affected by the Merger.

Furthermore, at the Effective Time, each share of Company restricted stock, each share of Bridge Bancorp restricted stock and each Bridge Bancorp restricted stock unit will fully vest, with any performance-based vesting condition to be determined based upon the greater of: (i) the actual performance of the performance goals as of a date reasonably proximate to the Effective Time based upon pro-rated performance metrics through such date; or (ii) achievement at “target level” (as defined in the applicable stock incentive plan). Each share of Company restricted stock will, by virtue of the Merger, be cancelled and converted automatically into the right to receive the Merger Consideration.

At the Effective Time, each outstanding share of the Company’s Series A preferred stock, par value $0.01 (“Company Preferred Stock”), will be converted into the right to receive one share of a newly created series of Bridge Bancorp preferred stock having the same powers, preferences and rights as the Company Preferred Stock.

Following the Merger, Dime Community Bank, a New York-chartered commercial bank and a wholly-owned subsidiary of the Company, will merge with and into BNB Bank, a New York-chartered commercial bank and a wholly-owned subsidiary of Bridge Bancorp, with BNB Bank as the surviving bank, under the name “Dime Community Bank.”

Following the Merger, the Surviving Corporation’s board of directors will, until the third anniversary of the completion of the Merger, have twelve directors, consisting of six directors from Bridge Bancorp (the “Legacy Bridge Bancorp Directors”) and six directors from the Company (“Legacy Company Directors”), unless determined otherwise by 75% of the Surviving Corporation’s board of directors. For the period ending on the third anniversary of the completion of the Merger, Legacy Company Directors will nominate directors for any vacancy on the Surviving Corporation’s board of directors resulting from the vacancy of a Legacy Company Director, and Legacy Bridge Bancorp Directors will nominate directors for any vacancy on the Surviving Corporation’s board of directors resulting from the vacancy of a Legacy Bridge Bancorp Director.

Under the Merger Agreement and the bylaws of the Surviving Corporation, upon completion of the Merger Kenneth Mahon, the current Chief Executive Officer of the Company, will serve as Executive Chairman of the Surviving Corporation, and Marcia Hefter, the current Chairwoman of Bridge Bancorp’s board of directors, will serve as the independent Lead Director of the Surviving Corporation. For the period ending on the third anniversary of the completion of the Merger, the Legacy Company Directors shall be able to appoint the Executive Chairman of the Surviving Corporation’s board of directors, and the Legacy Bridge Bancorp Directors shall be able to appoint the independent Lead Director of the Surviving Corporation’s board of directors.

Additionally, upon completion of the Merger, Kevin O’Connor, the current President and Chief Executive Officer of Bridge Bancorp, will serve as the Chief Executive Officer of the Surviving Corporation and Stuart Lubow, the current President of the Company, will serve as the Surviving Corporation’s President and Chief Operating Officer. John McCaffery, the current Chief Financial Officer of Bridge Bancorp, will serve as the Senior Executive Vice President and Chief Risk Officer of the Surviving Corporation, and Avinash Reddy, the current Senior Executive Vice President and Chief Financial Officer of the Company, will serve as the Senior Executive Vice President and Chief Financial Officer of the Surviving Corporation. The Surviving Corporation intends to enter into employment agreements, or amendments to existing employment agreements, with such executive officers. Under the bylaws of the Surviving Corporation, until the third anniversary of the completion of the Merger, the affirmative vote of at least 75% of the entire board of directors of the Surviving Corporation will be required to (i) remove Mr. O’Connor, Mr. Lubow, Mr. McCaffery or Mr. Reddy from serving in the above-referenced capacities, (ii) amend any of such individuals’ employment or similar agreements, (iii) terminate without cause any of such individuals’ employment by the Surviving Corporation, or (iv) modify any of such individuals’ respective duties, authorities or reporting relationships as set forth in the bylaws of the Surviving Corporation.

The Merger Agreement contains customary representations and warranties from each of Bridge Bancorp and the Company, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of the Company’s and Bridge Bancorp’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time and the Company’s and Bridge Bancorp’s respective obligations to call a meeting of their shareholders to approve the Merger Agreement and the transactions contemplated thereby, their obligations to, subject to certain exceptions, recommend that their shareholders approve the Merger Agreement and the transactions contemplated thereby, and their non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including, among others, (1) the approval of the Merger Agreement and the transactions contemplated thereby, as applicable, by the Company’s shareholders and Bridge Bancorp’s shareholders, (2) authorization for listing on the Nasdaq Stock Market of the shares of Bridge Bancorp Common Stock to be issued in the Merger, (3) the effectiveness of the Registration Statement on Form S-4 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “SEC”) to register the Bridge Bancorp Common Stock to be issued in the Merger, (4) the absence of any order, decree or injunction preventing the completion of the Merger, and (5) the receipt or waiver of required regulatory approvals. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Bridge Bancorp and the Company and further provides that a termination fee of $18.0 million will be payable by the Company to Bridge Bancorp, or by Bridge Bancorp to the Company, upon termination of the Merger Agreement under certain circumstances.

The Merger Agreement was unanimously approved by the board of directors of both Bridge Bancorp and the Company.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for purposes of allocating contractual risk between Bridge Bancorp and the Company instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Bridge Bancorp or the Company, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Bridge Bancorp, the Company, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement that will include a joint proxy statement of the Company and Bridge Bancorp and a prospectus of Bridge Bancorp, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings that each of Bridge Bancorp and the Company make with the SEC.

Voting Agreements

In connection with the Merger Agreement, in their capacity as shareholders of the Company, each of the Company’s directors and certain of the Company’s executive officers entered into a Voting Agreement with Bridge Bancorp (the “Company Voting Agreements”). The Company’s directors and executive officers that are party to the Company Voting Agreements beneficially own, in the aggregate, approximately 6.96% of the outstanding shares of Company Common Stock. The Company Voting Agreements require, among other things, that each director and executive officer who is party thereto vote his or her shares of Company Common Stock in favor of the Merger and the other transactions contemplated by the Merger Agreement and against alternative acquisition proposals and not to, directly or indirectly, assign, sell, transfer or otherwise dispose of his or her shares of Company Common Stock, subject to certain exceptions.

Furthermore, in connection with the Merger Agreement, in their capacity as shareholders of Bridge Bancorp, each of Bridge Bancorp’s directors and certain of Bridge Bancorp’s executive officers have also entered into voting agreements with the Company (the “Bridge Bancorp Voting Agreements” and together with the Company Voting Agreements, collectively, the “Voting Agreements”), which Bridge Bancorp Voting Agreements contain reciprocal obligations as those contained in the Company Voting Agreements, including obligations to vote his or her shares of Bridge Bancorp Common Stock in favor of the Merger and the other transactions contemplated by the Merger Agreement and against alternative acquisition proposals, and not to, directly or indirectly, assign, sell, transfer or otherwise dispose of his or her shares of Bridge Bancorp Common Stock, subject to certain exceptions.

The foregoing description of the Voting Agreements does not purport to be complete and are qualified in their entirety by reference to the forms of Voting Agreement, which are attached to this Current Report as Exhibits 10.1, 10.2, and 10.3, and incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the Merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) the Company’s and Bridge Bancorp’s plans, objectives, expectations and intentions and other statements contained in this Current Report on Form 8-K that are not historical facts; and (iii) other statements identified by words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective management of the Company and Bridge Bancorp and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Bridge Bancorp. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of the Company and Bridge Bancorp may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, loss of customers and business disruption following the Merger, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the shareholders of the Company or Bridge Bancorp may fail to approve the Merger; (6) economic, legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which the Company and Bridge Bancorp are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in the Company’s and Bridge Bancorp’s markets could adversely affect operations; (10) the COVID-19 pandemic is adversely affecting the Company, Bridge Bancorp, and their respective customers, employees and third-party service providers; the adverse impacts of the pandemic on their respective business, financial position, operations and prospects have been material, and it is not possible to accurately predict the extent, severity or duration of the pandemic or when normal economic and operation conditions will return; and (11) an economic slowdown could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s and Bridge Bancorp’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available on the SEC’s Internet site (http://www.sec.gov).

Risks Relating to the Coronavirus (COVID-19) Outbreak

In March 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak a pandemic and the United States declared a national emergency. Global and national health concerns relating to the COVID-19 pandemic outbreak have been weighing on the local, national and global economic environment, and the outbreak has significantly increased economic uncertainty. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and business shutdowns. These measures have not only negatively impacted consumer spending and business spending habits, they have also adversely impacted and may further impact the Company’s and Bridge Bancorp’s workforce and operations and the operations of their customers, vendors and business partners. These measures may remain in place for a significant period of time and they are likely to continue to adversely affect their businesses, results of operations and financial condition.

The bank regulatory agencies and various governmental authorities have urged financial institutions to work prudently with borrowers who are or may be unable to meet their contractual payment obligations because of the effects of COVID-19 pandemic. Loan forbearances and other measures may be taken to assist affected customers and businesses, which may have an adverse impact on the Company’s and Bridge Bancorp’s results of operations and financial condition. Loans to particular businesses, such as restaurants, hotels and contractors, as well as to people working in those industries, may be particularly subject to adverse developments. Disruptions to customers could result in increased risk of delinquencies, defaults, foreclosures and losses on loans, negatively impact regional economic conditions, result in declines in local loan demand, liquidity of loan guarantors, loan collateral (particularly in real estate), loan originations and deposit availability.

The spread of COVID-19 has also caused the Company and Bridge Bancorp to modify business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that are determined to be in the best interests of employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or otherwise be satisfactory to government authorities.

The extent to which the COVID-19 pandemic impacts the Company’s and Bridge Bancorp’s businesses, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, the Company and Bridge Bancorp may continue to experience materially adverse impacts to their businesses as a result of its economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a global pandemic, and, as a result, the ultimate impact of the COVID-19 outbreak or a similar health epidemic or pandemic is highly uncertain and subject to change. We do not yet know the full extent of the impact on the Company’s and Bridge Bancorp’s businesses, operations or the economy as a whole. However, the effects could have a material impact on results of operations, and the Company and Bridge Bancorp will continue to monitor the COVID-19 pandemic situation closely.

Risks Related to the SBA PPP Loan Program

The Company and Bridge Bancorp are participating lenders in the Paycheck Protection Program (“PPP”), a loan program administered through the Small Business Administration (“SBA”), which was created to help eligible businesses, organizations and self-employed persons fund their operational costs during the COVID-19 pandemic. Under this program, the SBA guarantees 100% of the amounts loaned under the PPP. The Company and Bridge Bancorp may be exposed to credit risk on PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded, or serviced. If a deficiency is identified, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of any loss related to the deficiency. Financial institutions have experienced litigation related to their processes and procedures used in processing applications for the PPP. If the Company or Bridge Bancorp were to be subject to any such litigation, such litigation could have a material adverse impact on the companies’ businesses, financial conditions and results of operations.

The Company and Bridge Bancorp caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to the Company or Bridge Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. The Company and Bridge Bancorp do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Important Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Merger, Bridge Bancorp will file with the SEC the Registration Statement that will include a joint proxy statement of the Company and Bridge Bancorp and a prospectus of Bridge Bancorp (the “Joint Proxy Statement/Prospectus”), and each of the Company and Bridge Bancorp may file with the SEC other relevant documents concerning the Merger. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of the Company. Shareholders and investors are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the Merger carefully and in their entirety when they become available and any other relevant documents filed with the SEC by the Company and Bridge Bancorp, as well as any amendments or supplements to those documents, because they will contain important information about the Company, Bridge Bancorp, and the Merger.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company and Bridge Bancorp, may be obtained at the SEC’s website, www.sec.gov, when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to Bridge Bancorp, Inc., 2200 Montauk Highway, P.O. Box 3005, Bridge Bancorp, New York 11932, Attention: Corporate Secretary, or by calling (631) 537-1001, ext. 7255, or to Dime Community Bancshares, Inc., 300 Cadman Plaza West, 8th Floor, Brooklyn, New York 11201, Attention: Corporate Secretary, or by calling (718) 782-6200, or by accessing Bridge Bancorp’s website at www.BridgeBancorp.com under the “Investor Relations” tab or by accessing the Company’s website at www.Dime.com under the “About—Investor Relations” tab. The information on Bridge Bancorp’s and the Company’s websites is not, and shall not be deemed to be, a part of this Current Report on Form 8-K or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

The Company, Bridge Bancorp, and their respective directors, and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Merger. Information about Bridge Bancorp’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 28, 2020, and information about the Company’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 15, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the Merger and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K regarding the anticipated changes to the Company’s board of directors and officers at the Effective Time is incorporated by reference into this Item 5.02.

Item 7.01	Regulation FD Disclosure

On July 1, 2020, the Company and Bridge Bancorp released a presentation to investors in connection with the announcement that the Company and Bridge Bancorp had entered into the Merger Agreement. The presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This information (including Exhibit 99.1) is furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934.

Item 8.01	Other Events.

On July 1, 2020, the Company and Bridge Bancorp issued a joint press release announcing that the Company and Bridge Bancorp had entered into the Merger Agreement. The joint press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

(a)	Financial statements of businesses acquired. None.

(b)	Pro forma financial information. None.

(c)	Shell company transactions: None.

(d)	Exhibits.

	2.1	Agreement and Plan of Merger, dated July 1, 2020, by and between Bridge Bancorp, Inc. and Dime Community Bancshares, Inc.*

	10.1	Form of Voting Agreement, dated July 1, 2020, by and between Bridge Bancorp, Inc. and certain shareholders of Dime Community Bancshares, Inc.

	10.2	Form of Voting Agreement, dated July 1, 2020, by and between Dime Community Bancshares, Inc. and certain shareholders of Bridge Bancorp, Inc.

10.3	Form of Voting Agreement, dated July 1, 2020, by and between Dime Community Bancshares, Inc. and Matthew Lindenbaum.

99.1	Investor Presentation

99.2	Press Release dated July 1, 2020

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIME COMMUNITY BANCSHARES, INC.

By:	/s/ Avinash Reddy
Avinash Reddy
Senior Executive Vice President & Chief Financial Officer
(Principal Financial Officer)

Dated: July 2, 2020